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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46964

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/13 (MM/DD/YY) AND ENDING 03/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WALL STREET FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 WOODCLIFF DRIVE
(No. and Street)

FAIRPORT (City) NY (State) 14450 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VICTORIA BACH-FINK 585-267-8000 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RIZZO DIGIACCO HERN & BANIEWICZ CPA'S, PLLC
(Name – *if individual, state last, first, middle name*)

69B MONROE AVENUE (Address) Pittsford (City) NY (State) 14534 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, VICTORIA BACH - FINK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WALL STREET FINANCIAL GROUP, INC, as of MARCH 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President / CEO

Title

Notary Public

Lori A. Alberts
01AL6037661
Notary Public in the State of New York
Monroe County
Commission Expires Feb 22, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rizzo, DiGiacco, Hern & Baniewicz
CERTIFIED PUBLIC ACCOUNTANTS

May 20, 2014

To the Stockholders and Board of
Directors of Wall Street Financial Group, Inc.:

We have audited the financial statements of Wall Street Financial Group, Inc. for the year ended March 31, 2014, and have issued our report thereon dated May 20, 2014. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our engagement letter to you dated April 21, 2014. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Wall Street Financial Group, Inc. are described in Note 2 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2014. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. There are no particularly sensitive estimates that affected the financial statements.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. There were no particularly sensitive disclosures affecting the financial statements.

The financial statement disclosures are neutral, consistent, and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all misstatements identified during the audit, other than those that are clearly trivial, and communicate them to the appropriate level of management. See attached exhibit for audit adjustments recorded in connection with our audit.

Disagreements with Management

For purposes of this letter, a disagreement with management is a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated May 20, 2014.

Rizzo, DiGiacco, Hern & Baniewicz CPAs
Village Green Office Park • 69B Monroe Ave • Pittsford, NY 14534 • Tel 585.662.5046 • Fax 585.662.5153
www.rizzodigiacco.com

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Other Matters

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the use of the Board of Directors, stockholders and management of Wall Street Financial Group, Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Rizzo DiGiacco Hern & Baniewicz CPA's

Rizzo, DiGiacco, Hern & Baniewicz, CPA's, PLLC

WALL STREET FINANCIAL GROUP, INC.
SUMMARY OF AUDIT ADJUSTMENTS
MARCH 31, 2014

Exhibit

Net loss - unadjusted	$	(118,220)
Audit adjustments:		
To capitalize equipment additions previously expensed		2,206
To adjust accounts payable for E&O insurance to actual		39,200
Total audit adjustments		41,406
Net loss - adjusted	$	(76,814)

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

FINANCIAL REPORTS
AT
MARCH 31, 2014

Rizzo, DiGiacco, Hern & Baniewicz
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

May 20, 2014

To the Board of Directors and Stockholders
of Wall Street Financial Group, Inc.:

We have audited the accompanying financial statements of Wall Street Financial Group, Inc., which comprise the statement of financial condition as of March 31, 2014, and the related statements of operations, changes in stockholders' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Financial Group, Inc. as of March 31, 2014 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Opinion (Continued)
Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in the accompanying exhibits is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Rizzo DiGiacco Hern & Barnowicz CPA's

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF FINANCIAL CONDITION

March 31,		2014
ASSETS		
Current Assets		
Cash and Cash Equivalents	$	372,474
Commission Accounts		346,084
Commissions Receivable		267,449
Total Current Assets		986,007
Property and Equipment - Net of Accumulated Depreciation		13,523
Total Assets	$	999,530
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable and Accrued Expenses	$	630,242
Stockholders' Equity		
Common Stock - No Par; 200 Shares Authorized, 110 Shares Issued and Outstanding		16,000
Capital in Excess of Par		193,692
Retained Earnings		159,596
Total Stockholders' Equity		369,288
Total Liabilities and Stockholders' Equity	$	999,530

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF OPERATIONS

Year Ended March 31,	2014
Revenues	
Commissions	$ 16,119,611
Licensing Fees	163,056
Interest Income and Other Revenue	829,741
Total Revenues	17,112,408
Expenses	
Commission Expense	14,457,397
Employee Compensation and Benefits	1,212,673
Regulatory Fees, Legal and Accounting, and Other Related Expenses	884,455
Other Expenses	632,241
Total Expenses	17,186,766
Loss Before Provision for Income Taxes	(74,358)
Provision for Income Taxes	(2,456)
Net Loss	$ (76,814)
Net Loss Per Share (Based Upon 110 Common Shares Outstanding)	(698.31)

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Number of Shares	Common Stock	Capital In Excess of Par	Retained Earnings	Total Stockholders' Equity
Balance - April 1, 2013	**110**	**$ 16,000**	**$ 193,692**	**$ 236,410**	**$ 446,102**
Net Loss	—	—	—	(76,814)	(76,814)
Balance - March 31, 2014	**110**	**$ 16,000**	**$ 193,692**	**$ 159,596**	**$ 369,288**

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF CASH FLOWS

Year Ended March 31,	2014
Cash Flows from Operating Activities	
Net Loss	$ (76,814)
Adjustments:	
Depreciation	9,220
Changes:	
Commissions Receivable	156,330
Accounts Payable and Accrued Expenses	(406,792)
Net Cash Flows Used by Operating Activities	(318,056)
Cash Flows from Investing Activities	
Capital Expenditures on Fixed Assets	(5,216)
Cash Flows from Financing Activities	—
Net Change in Cash and Cash Equivalents	(323,272)
Cash and Cash Equivalents - Beginning of Year	1,041,830
Cash and Cash Equivalents - End of Year	$ 718,558
Cash Paid During the Year for:	
Income Taxes	$ (2,456)

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year Ended March 31,		2014
Balance - Beginning of Year	$	—
Increases		—
Decreases		—
Balance - End of Year	$	—

The accompanying notes are an integral part of these financial statements.

Note A - Summary of Significant Accounting Policies

Nature of Business

Wall Street Financial Group, Inc. was incorporated in the State of New York on April 8, 1992. The Company is a broker/dealer registered with the Securities Exchange Commission (SEC) and specializes in financial planning. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered to solicit business in all states. The Company is an "introducing broker" and earns commissions on the buying and selling of financial instruments. The Company's customers are located throughout the United States.

Basis of Accounting

The Company reports on the accrual basis of accounting which recognizes income when earned and expenses when incurred. Financial statements are prepared in accordance with generally accepted accounting principles and the AICPA Industry Audit and Accounting Guide, *Brokers and Dealers in Securities*.

Cash and Cash Equivalents

Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The Company maintains cash and cash equivalents at financial institutions which periodically may exceed federally insured amounts. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk with respect to cash and cash equivalents.

Commission Accounts

Commission accounts represent cash and cash equivalents segregated in various brokerage accounts.

At March 31, 2014, the Company had a cash account with a security firm that included a required reserve account totaling $75,000.

Commissions Receivable

The Company has not recorded an allowance for commissions receivable since, in the opinion of management, such amounts are fully collectible. Losses from uncollectible commissions receivable are recorded when management deems they are uncollectible, greater than 30 days outstanding.

Property, Equipment, and Depreciation

Property and equipment are stated at cost. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in income.

Depreciation is provided for using straight-line and declining balance methods over the following estimated useful lives:

Furniture and Fixtures	5 - 10 Years
Office Equipment	5 - 7 Years

- continued -

Note A - Summary of Significant Accounting Policies – continued

Commission Revenue and Expenses

The Company's fee for executing a trade is reported as commission revenue on a trade date basis. Commissions earned but not received are accrued on the trade date. Commission expense represents the portion of the trade paid to the registered representative and is accrued on the trade date.

Income Taxes

The Company had elected to be treated as an "S" corporation for both Federal and New York State income tax reporting purposes. As a result of this election, the profit and loss of the Company was reported on the stockholder's individual income tax return. Effective January 1, 2014, the Company has revoked its S-corporation status and elected to be taxed as a C-corporation. Beginning January 1, 2014, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets or liabilities are recovered or settled. As of March 31, 2014, there were no material income taxes or deferred tax assets or liabilities. The company follows the provisions of ACS Topic 740, *Accounting for Uncertainty in Income Taxes.* As of March 31, 2014, the Company has not recorded any provisions for uncertain tax positions. By statute, tax years 2011 – 2013 remain open to examinations by the major taxing jurisdictions to which the Company is subject.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.

Fair Value Measurement

The Company follows the provisions of ASC Topic 820-10, *Fair Value Measurements.* ASC Topic 820-10 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

- Level 1 – Valuations based on quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access.

  All of the Company's commission accounts are valued utilizing level 1 inputs.

- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

  The Company has no assets or liabilities that are valued utilizing level 2 inputs.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

  The Company has no assets or liabilities that are valued utilizing level 3 inputs.

Note B - Property and Equipment

Property and equipment consisted of the following:

March 31,	2014
Furniture and Fixtures	$ 38,944
Office Equipment	144,336
	$ 183,280
Less: Accumulated Depreciation	169,757
Net Property and Equipment	$ 13,523

Depreciation expense for the year ended March 31, 2014 was $9,220.

Note C - Operating Leases

The Company leases office space at 255 Woodcliff Drive in Fairport, New York. The lease requires monthly payments of $7,720 plus taxes for a term of 72 months, expiring in November, 2014.

The future minimum lease payments for the years succeeding March 31, 2014 are as follows:

2015	Total
$61,760	$61,760

Rental expense for the year ended March 31, 2014 was $107,075.

Note D - Net Capital

The Company is required to maintain a minimum net capital balance of $5,000 in accordance with the rules of the Securities and Exchange Commission. At March 31, 2014, the Company's excess net capital, computed in accordance with the rules, amounted to $334,349.

Note E – Retirement Plan

The Company sponsors the WSFG 401(K) Savings Plan (the Plan). Employees whom have attained age 18 are eligible to participate in the Plan. Under the terms of the Plan, the Company may make matching and profit sharing contributions on a discretionary basis. During 2014, the Company matched 50% of employee contributions, up to a maximum of 4%. Employer contributions to the Plan totaled $3,819 during 2014.

Note F – Subsequent Events

The Company has evaluated events and transactions that occurred between April 1, 2014 and May 20, 2014, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements. No such events or transactions were noted.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF NET CAPITAL COMPUTATION

For the Year Ended March 31,		2014
Total Assets	$	999,530
Less: Liabilities		(630,242)
Net Worth Before Deductions		369,288
Deductions and/or Charges to Net Worth:		
Total Error & Omission Deductibles		—
Total Non-Allowable Assets		24,692
Deferred Tax Provisions		—
Total Deductions and/or Charges to Net Worth		24,692
Net Capital Before Haircuts		344,596
Haircuts:		
2% Money Market E & O		1,145
2% Money Market Savings		2,233
2% Money Market LIC		1,869
2% House Account MF or Stk or Balance		—
Total Haircuts		5,247
Net Capital	$	339,349
Minimum Net Capital Required		
6-2/3% of Aggregate Indebtedness of $630,242	$	42,037
Required Minimum Net Capital	$	5,000
Excess Net Capital		
Net Capital, Per Above		339,349
Minimum Net Capital, Per Above		5,000
Excess Net Capital	$	334,349
Excess Net Capital at 1000%		
($339,349 Less 10% of $630,242)	$	276,325
Computation of Aggregate Indebtedness		
Percentage of Aggregate Indebtedness to		
Net Capital $630,242 / $339,349		186%

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 WITH THE CORRESPONDING COMPUTATION IN PART II OF THE UNAUDITED FORM X-17a5 FOR THE YEAR ENDED MARCH 31, 2014

Unaudited Capital Computation	$	339,349
Regulatory Fees, Legal and Accounting, and Other Related Expenses		—
Commission Expense		—
Audited Capital Computation	**$**	**339,349**

The accompanying notes are an integral part of these financial statements.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Board of Directors and Stockholders
of Wall Street Financial Group, Inc.

In planning and performing our audit of the financial statements of Wall Street Financial Group, Inc. (the Company), as of and for the year ended March 31, 2014 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities of safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Rizzo, DiGiacco, Hern & Baniewicz CPAs
Village Green Office Park • 69B Monroe Ave • Pittsford, NY 14534 • Tel 585.662.5046 • Fax 585.662.5153
www.rizzodigiacco.com

Because of the inherent limitations in internal control or the practices and procedures referred to above, fraud may occur and not be detected. Also, projections of any evaluations of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to above are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that the practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2014 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, stockholders, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rizzo DiGiacco Hern & Barnewicz CPA's

Pittsford, New York
May 20, 2014

Rizzo, DiGiacco, Hern & Baniewicz
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders
of Wall Street Financial Group, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2014, which were agreed to by Wall Street Financial Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Wall Street Financial Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Wall Street Financial Group, Inc.'s management is responsible for Wall Street Financial Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Verified the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rizzo DiGiacco Hern & Baniewicz CPA's

Pittsford New York
May 20, 2014